Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,

	2004	2003	2002	2001	2000

Earnings as defined:
Net income (loss)	64,242	36,065	27,110	(15,411)	(57,060)
Income taxes	21,873	8,260	11,037	7,986	22,053
Fixed charges excluding capitalized interest	29,737	38,667	36,069	37,744	43,378
Total Earnings	115,852	82,992	74,216	30,319	8,371

Fixed Charges as defined:
Interest expense	9,907	19,826	19,279	22,582	28,716
Interest portion of rent expense	19,830	18,841	16,790	15,162	14,662
Total Fixed Charges	29,737	38,667	36,069	37,744	43,378

Ratio of earnings to fixed charges	3.90	2.15	2.06	0.80	0.19